WATTS, GRIFFIS AND McOUAT LIMITED

CONSENT OF EXPERT

TO:

United States Securities and Exchange Commission	The Toronto Stock Exchange
British Columbia Securities Commission	Alberta Securities Commission
Saskatchewan Financial Services Commission	The Manitoba Securities Commission
Ontario Securities Commission	Autorité des marchés financiers
New Brunswick Securities Commission	Nova Scotia Securities Commission
Prince Edward Island Securities Office	Government of Newfoundland and Labrador
Rubicon Minerals Corporation

Dear Sirs/Mesdames:

RE:  Rubicon Minerals Corporation (the “Issuer”)
Annual Information Form dated March 31, 2010 (the “AIF”) and
Form 40-F dated March 31, 2010 (the “Form 40-F”)

I, Michael W. Kociumbas, B.Sc., P.Geo., Senior Geologist and Vice-President of Watts, Griffis and McOuat Limited, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled “Technical Report Update on Exploration Activities (November 2008 to April 2009) of the Phoenix Gold Project (NTS 52N/04), Red Lake, Ontario for Rubicon Minerals Corporation” and dated October 8, 2009 (the “Technical Report”) and to its use for obtaining any required regulatory acceptance or approvals in connection with the Property which is the subject matter of the Technical Report, and:

a)	consent to the public filing of extracts from the Technical Report in the AIF;

b)	consent to incorporating by reference in the Form 40-F

c)	confirm that I have read the AIF and the Form 40-F and that both documents fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 31st day of March, 2010.

Sincerely,

“Michael Kociumbas”

Michael Kociumbas, B.Sc., P.Geo.
Senior Geologist and Vice-President

WATTS, GRIFFIS AND McOUAT LIMITED SUITE 400 - 8 KING STREET EAST, TORONTO, CANADA, M5C 1B5
tel: (416) 364-6244    fax: (416) 864-1675    email: info@wgm.ca    web: www.wgm.ca